

May 20, 2013

Via E-mail
Mr. Gregory B. Butler
Senior Vice President, General Counsel and Secretary
Northeast Utilities
One Federal Street
Building 111-4
Springfield, Massachusetts 01105

> **Re:** **Northeast Utilities**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 20, 2013**
> **Response dated April 30, 2013**
> **File No. 001-05324**

Dear Mr. Butler:

    We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 30

Elements of 2012 Compensation, page 34

2012 Annual Incentive Compensation, page 35

1. In future filings, please revise the first paragraph under each of the sections, "Financial Performance Factors Considered by the Committee" on page 36 and "Operational and Merger Effectiveness Performance Factors Considered by the Committee" on page 37, to

clarify that (1) the determinations as to whether or not the various factors were achieved were made on a subjective informed decision making basis and that no formula for assessing the performance factors was used, notwithstanding your discussion of objective criteria and target percentages, and (2) that the 200% and 160% pay-out amounts were also subjective and not tied to any pre-determined level of "outstanding" or "excellent" performance, respectively.

Individual Performance Factors Considered by the Committee, page 38

2. We note your response to comment 4 in our letter dated April 17, 2013, and your statement that your CEO made an assessment as to executives' individual performance "without giving a specific weight to any of the performance factors." Please clarify how individual performance affects awards to your executives under the Annual Incentive Plan. For example, please clarify, if correct, that in 2012 each of your NEOs was eligible for an award at 180% of target, assuming each contributed to 100% of the financial and operational factors, but each executive's overall award was adjusted downward or upward depending upon his/her individual performance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director